FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

The following is the transcript of the SPACInsider podcast interview of Michel Brousset, Founder and Chief Executive Officer of Waldencast Acquisition Corp.:

Nick Clayton:

Hello and welcome to another SPACInsider podcast. I'm Nick Clayton, and this week my colleague [Marlena Dodd 00:06:35] and I will be speaking with Michel Brousset, CEO of Waldencast Acquisition Corp. Waldencast announced a $1.2 billion three-way combination with skincare and cosmetics brands Obagi and Milk Makeup in November.

Nick Clayton:

Michel has taken a different approach to SPACs, using Waldencast as a vehicle to create a platform company. Waldencast's management will continue to operate the combined company over a longer term while tucking in additional acquisitions to the portfolio. We discuss the potential advantages to that strategy within the cosmetics space, as well as how its first two targets, which are very different from one another, fit together in this model. Take a listen.

Nick Clayton:

And so we're just going to start with the Waldencast approach here. And we're going to get into the nitty- gritty as we go on. But Michel, could you just talk a bit about your own background and what made you first decide to use a SPAC as a vehicle in the beauty sector?

Michel Brousset:

Oh yeah, of course, Nick. So first, thank you for having me. Really, really appreciate you. Let's see. I mean, I started Waldencast with my partner and co-founder, Hind Sebti, about three years ago, in my case, after a twenty-five year career in consumer goods. I am not, what I would say, a typical SPAC promoter that has a finance background. We're operators.

Michel Brousset:

So my career was a quite classical, I would say, journey in consumer goods, I had a longstanding time at Proctor and gamble in marketing and strategy in general management in North America and Europe. Then I was with L'Oreal also for quite some time, both in Europe, as well as in America. My last job was group President of L'Oreal North America, consumer products division. It's the largest business of L'Oreal worldwide. My co-founder and partner, she had a similar background, twenty years, all in beauty, both at Proctor and Gamble and at L'Oreal in various general management roles.

Michel Brousset:

And we started Waldencast originally with an ambition of over time, creating a global best-in-class beauty and wellness company. And we are entrepreneurs. We started as ... We're going to start this company, not exactly knowing exactly what was the path, like many entrepreneurs do. It was more of a, "That's our ambition. That's what we want to do." We started our first two steps. First one was Waldencast Ventures, where we invested in emerging beauty and wellness brands. We've done seven of those, four in North America, two in Europe, and one in Brazil. And we also in parallel started Waldencast Brands based out of London, which is our incubator of brands. We've launched two brands out of that incubator. We have a few more coming.

Michel Brousset:

But really relatively early on in that process of wanting to create this dream or bring to life this dream, it was apparent to us that we wanted to have some anchor acquisitions or operating company that was larger to anchor this whole ecosystem. And this is how we ended up doing a SPAC. Just to be frank, Nick, maybe two or three years ago, I had no idea what a SPAC was. That was not on my radar. And the reason we did a SPAC was not because ... As I said, we're not typical financial promoters and do not have financial backgrounds, it’s more it was a very efficient way on one hand to raise capital. And on the other hand, importantly, that the resulting company was a public company that was a public currency to do subsequent acquisitions. Because our vision is to create this global best-in-class, multi-brand company by both creating brands ourselves that we're doing in Waldencast brands, but also by acquiring other companies. And that governance, the quality of governance of a public company, as well as the public currency of the shares would allow us to do those subsequent acquisitions in an efficient way.

Nick Clayton:

Great. Yeah. And that brings us to your first two companies that you're approaching in this way with Obagi and Milk. And they're, in many ways, very different companies within the beauty space. But could you talk a bit in terms of the broad strokes about how they currently [inaudible 00:04:05] for markets and how you see them as being potentially complimentary as well?

Michel Brousset:

Yeah. Yeah, of course. I mean the fact that they are quite different is exactly what we're looking for. I mean, first, by creating a multi-brand beauty platform, you see the best-in-class beauty companies have a number of factors. One is they are beauty [inaudible 00:04:21] players, I'm talking about people like L'Oreal or [inaudible 00:04:23] other. They are beauty players and they have brands that are having multiple categories that allow them to create, one, a portfolio management approach to beauty, but also have a broader view of the beauty market.

Michel Brousset:

In the case of Obagi and Milk, the reason we think they are the perfect platform for Waldencast is the combination, in both cases, of two things. On one hand, Obagi, starting with Obagi, is what I would call the crown jewel, the best-in-class physician-dispensed skincare brand. Why I say the crown jewel, is not because I say it or I think about it, but is because physicians who are the ones that matter, who are either prescribing this product or recommend this product, believe so. And this is validated through a number of third-party surveys in terms of what their perceptions are of brands in the space.

Michel Brousset:

But it is not only a fantastic asset, it is also participating in thermo-cosmetic physician-dispensed market within skincare, which is the most attractive, fastest growing part of skincare. So what we have in the case of Obagi is this great combination of arguably the best asset in the category, in the most interesting part of this massive market of skin care.

Michel Brousset:

Milk is similar. I mean, Milk, for example, is a different brand, which is in makeup, is a Gen Z brand built on community, or quite organically on community by the perception of that community. But it also has all the attributes of good for you, good for the planet, good for society, that are so important to these Gen Z consumers. As a consequence, its position in the market, for example, is the number two clean makeup brand at Sephora, so a leading position in that clean makeup segment. And clean makeup is the fastest growing part of makeup. So again, same idea of a tremendous asset with a strong organic following and committed in a real brand, in what is the most interesting part of makeup.

Michel Brousset:

And this idea of now having these first two legs of the stool, and there will be other categories as we go forward of skincare and makeup, which are the heart of beauty. It is a very solid platform from which we can start building the future company.

Marlena Dodd:

Going back to ABA. Can you tell us a bit more about the company's prescription to over the counter switch? How do you plan on leveraging medical brand credentials and technology to drive credibility for that switch?

Michel Brousset:

Yeah. Marlena, it's a great question. And the first thing I would clarify is that we're not intending to do a switch per se, different than perhaps in other cases. Today, the business ... Let's ground ourselves first on what the business is today. Today, the business is ... ninety-plus percent of that business is Obagi Medical. And what we mean by medical is a brand that is typically first discovered by a consumer through a physician recommendation. The consumer typically doesn't discover Obagi through advertising or social media or TikTok or Instagram. They discover the brand through a physician recommendation and hence is the most credentialed, high-credibility type of recommendation you can have, is a dermatologist recommending the brand.

Michel Brousset:

Now our intention is to keep the medical business medical. It's not to take the medical business and make it available broadly to consumers, for two very simple reasons. Number one, one is a real important one, which is 25% of that business is a prescription-based business. You need a physician prescription for it. And the second one is the other products are best used under physician supervision, just because they're highly effective, highly powerful, highly powerful products. What we think in terms of consumer is first is broaden the...

PART 1 OF 4 ENDS [00:08:04]

Michel Brousset:

…availability of some of those OTC products, but also create a different proposition for those consumers that don't necessarily want or have to go to a dermatologist or want to go to a dermatologist or to a physician, but are equally interested in what we would call ultra hyper performance in skincare and they just want it available in their own ways, in their own channels, in the places where they shop. So it's more of a complimentary business to the existing business provider.

Michel Brousset:

Now, your question of how kind of brand and technology transfers, the intention is not to sell the same products that we sell as I said, in the medical channel to consumer channel. But, create products that have still that strong performance based on the frankly, very strong understanding that Obagi has skin of performance or clinical studies to create additional products in that domain and use technologies that are appropriate for that consumer market. It's not a switch per se as tradition, I've worked in switches and the RX OTC switches is more of a compliment to what that business is doing.

Marlena Dodd:

So, globally the beauty market has been resilient through both the 2008 financial crisis, as well as the COVID 19 downturn. But, it nonetheless suffered negative impacts from the pandemic. So why do you think now was a time for a deal like this in beauty?

Michel Brousset:

Well, you're right to take a long view on beauty. I mean, beauty is, I say it all the time, it's the most beautiful of business. It's not because of the way you engage with consumers and the emotion and functional aspects of it. But, from a business standpoint the margins, the resiliency, the growth, et cetera, what we all lived through, the pandemic is unprecedented. And, I think the biggest, what was interesting about when you look at the data underneath the effects of the pandemic is what was clearly affecting a couple of things. One is the fact that many brick and mortar stores were closed, where just literally product availability, people were not in the streets, people were not going out, people are working from home. So, all that changed what we think on a temporary basis, the habits on beauty.

Michel Brousset:

And we believe they are purely temporary and we're seeing it in the market. We're seeing a strong rebound of beauty, right after COVID, as people go out, go out to movie theaters and visiting friends and going back to work, which makeup and skincare and all of that. Just as important, even during pandemic, there was a strong growth of categories such as skincare. Or fragrances, for instance, another interesting thing that they did very well in the pandemic, in which it is part of the self care that in moments of difficulty, there is this aspect of self care.

Michel Brousset:

I have in my office a photograph of a woman soldier, in World War II, a British woman soldier applying lipstick, and next to it is a quote that says, "In the middle of this inhumanity," I'm paraphrasing the words, in the middle of all this inhumanity and war, et cetera, beauty, and putting on a little bit of lipstick and doing a little of what reminds us of our humanity. And, that's what beauty is about. Beauty is not superficial. Beauty is not something that we do as an extra thing. Beauty is quite fundamental to the human condition. We didn't have beauty, we [inaudible 00:11:13] world and very boring. And, as a consequence, we think beauty will continue to thrive.

Michel Brousset:

Now, your question is why Waldencast now? And, that is a very important one. And, one that I considered deeply before jumping into this world. And, I think it's fundamentally predicated on two things. I think we are at probably what I would call the second inflection point in the beauty industry. The first one being, if you go back to the first stage of beauty, it was a world or an industry dominated by big strategic incumbents, big businesses, big factories, big laboratories. I mean, the big incumbents and probably in the last ten years, and certainly accelerating in the last seven or five to seven years, there was this whole growth of these independent brands as we have seen in other consumer growth categories.

Michel Brousset:

But, it was particularly remarkable in the case of beauty, big growth driven by indie brands. Now, the issue with that scenario is that when indie brands are growing in aggregate, capturing share, they tend to plateau at a certain level between probably around $100 to $300 million in net sales, depending on the category. We study this deeply, most independents they grow, they reach somewhere around $100 and $300 million, and then they start to slow down. The marginal growth becomes a very high marginal cost. And, the reason for it is where things like having an omnichannel strategy have a very solid supply chain, having internationalization capabilities and a management team, and a structure and a scale to be able to manage that becomes important. So, we think this is second inflection point, and this is where Waldencast comes into place.

Michel Brousset:

We think there is a massive opportunity of creating an alternative. A more nimble, faster, more adapted to the world today, aggregator of brands that would help those brands get to the next level, by having the operational scale of a multi-brand platform. The management expertise to manage global brands at scale, which is not a trivial matter, while maintaining all the strengths of those independent brands, maintaining their independence, their brand DNA, the ownership, their agility, and their asset light structure, to be able to continue to thrive. So, in a sense, it's taking a bit of the best of both worlds, both the traditional multi-brand scale, but maintaining the speed, independence and agility of independent brands.

Nick Clayton:

And, that's actually what I wanted to get into next in that this deal is unique in terms of the size of the stake that both the SPAC sponsor is taking and as well as public investors in the SPAC, in the combined company. And, so can you describe a bit how your approach as an operator is going to be different than what we see with a lot of other SPAC deals where it's all investments and sometimes not necessarily always long term?

Michel Brousset:

Yeah, no great question. I think we're very fundamentally different than most SPACs. First to start, as I said, I don't consider myself, anybody on the team, a kind of financial sponsor. We're operators, are going to operate the company. That's the first difference, the fundamental difference. We're not taking a company, doing the preparation to taking a company public, we are aggregating two brands together, creating a new company that will operate on brand.

Michel Brousset:

Second is we've committed on top of the usual kind of promoter at risk capital, $160 million of capital, our own capital to align and make these, these visions come to life. So it is a quite, I would say, quite fundamental, different to most deals. We're not taking a company public. We're creating a company by using the SPAC as a vehicle to do that. As I mentioned at the beginning of the interview, SPAC to us was just a simple way to raise capital in an efficient way and have a public currency in the future to have more acquisitions.

Michel Brousset:

Now, from a capital structure standpoint, we're also, I think relatively different than most, you know? We raised through the public market $345 million. On top of that, we have $160 million committed by us, the sponsors. $173 million on a third party committed FPA of friends and family. They're not family, but you know, people that are close to us, investors that are close to us that want to be part of the long term of the SPAC. And, another $100 million of PIPE and a structured PIPE from people, again, relatively close to us.

Michel Brousset:

Now, importantly as well in that $345 million that we raised from the public. I always tell my friends in the underwriters in the banks, they had some of the easiest jobs in the world because we brought most of the people into that original race. So, it's a kind of ecosystem of investors and people that are…

PART 2 OF 4 ENDS [00:16:04]

Michel Brousset:

…highly committed to this, and they want to be part of creating what we hope is the next best-in-class beauty and wellness global company.

Nick Clayton:

And also, just looking at your materials and kind of getting back into some of the differences between Obagi and Milk, it's interesting in the sense that Obagi, being a medical grade product line, other companies that are similarly publicly listed trade in much higher multiples than most retail consumer cosmetic brands, which is more of the sort of category that Milk falls into. How did you kind of go about the valuation of this? And I imagine if there's going to be subsequent transactions, this is something that's going to continue to shift and move back and forth, but did you have any concern about potentially diluting some of the value of Obagi and with the platform approach?

Michel Brousset:

No, not at all. I think it's quite the opposite. I think one of the benefits for Obagi of being part of the platform is everything that we can provide around. One of the things we're discussing with Marlena just a moment ago, for instance, is the approach to consumer. I mean, the Obagi brand is a brand that has been built through the physician dispensed business. And that is a fantastic business in itself that we're going to continue to drive, and we're going to continue to create, and we're continue to internationalize, et cetera. As we said, there's additional benefits that come from it by tapping into a broader consumer market in which we can provide expertise that the company, just because it was not a priority, was more focused on the physician dispensed channel, has not created.

Michel Brousset:

So I think there are parallels to this. Certainly for example, let's say a company like L'Oreal has an active cosmetics division with brands that are in the physician dispensed space. There is a big opportunity of value creation by covering the whole spectrum of consumers and division and categories, so we think that we will actually create significantly more value that way than the kind of a standalone, just physician brand.

Marlena Dodd:

And then Milk's current presence in Sephora appears that it will be big for your expansion plans. Can you get a bit more into that partnership and what customer data you've found from working with them?

Michel Brousset:

Yeah, no, the partnership between Sephora and Milk has been fantastic. I mean, Sephora is a tremendous partner and has been a tremendous partner for the brand. It is the strength. I think that's one of the strengths of Milk as well as the opportunity. But what is important to note is that Milk is a brand that is very young in its development. I mean, it was founded six years ago, and until really very recently, it was fundamentally focused in North America. So we are in every Sephora store in the U.S. and Canada. Within those stores, we've only touched about 3% of the clientele of Sephora. So big opportunities still within the Sephora ecosystem.

Michel Brousset:

It's also a brand that you may have seen from the materials that has a relatively low number of SKUs for a makeup brand. So there's tons of innovation that we can still have within that. So there's still plenty of room to maximize the North America business.

Michel Brousset:

On top of that, we're just starting outside of North America with Sephora. Our penetration varies by market, but we're just scratching the surface in places like Europe, Australia, not in China, we're not in a number of other markets. So within the Sephora ecosystem, we have plenty of room, and the partnership with Sephora has been instrumental in the growth and [inaudible 00:19:24], and we'll continue to.

Michel Brousset:

Now that said, on top of Sephora, we have an opportunity in those markets where Sephora is not present, or not present in a meaningful way... Let me give you an example, for instance. Let's say the UK. The UK is the fourth largest makeup market in the world. Sephora, I mean, just acquired an E-retailer on it, but it's really not present. So it's a big opportunity in the UK to have expansion through other retail partnerships outside of Sephora, but Sephora has been wonderful. And that partnership will continue.

Marlena Dodd:

Well, you basically just answered my next question, but is there anything else that you can tell us in terms of international expansion opportunities?

Michel Brousset:

Yeah, I mean, internationalization in, by the way, in both brands, both Obagi and Milk, but in Milk, it's a very important part of the growth platform. What is wonderful about Milk, both brands really, but let's talk about Milk for a moment, is Milk is a brand that has an incredible social platform that is completely organic. This is a brand that until very recently never did any influencer marketing, yet has, for example, 2 million Instagram followers. Completely organic. And what is wonderful about that is that a lot of those followers, a very significant part of those followers, are not necessarily American, even though the brand has been essentially North American.

Michel Brousset:

This is a brand that a 17 or 18 year old in New York will of course know, in San Francisco would know, but also in Kansas or Johannesburg or Lima or Mexico City or Tokyo, knows it. So there is this underlying cultural value that is underneath that brand, and it's because of what that brand stands for in terms of values, what that brand stands for in terms of design, what they value in terms of [inaudible 00:21:10] in terms of products.

Michel Brousset:

So the proof points of internationalization are very strong. By the way, likewise in Obagi. Obagi, we have a fantastic business in North America, a strong business in Asia, but we haven't touched many markets. Let's say Brazil, one of the largest physician dispensing [inaudible 00:21:29] markets in the world, we have not touched at all. We're barely scratching the surface in places like the Middle East, we're just starting in China, et cetera. And interestingly, when we do research on, on the research that we've done, for instance, with Brazilian dermatologists, and you ask them, "Tell us about the great brands or which are the great brands in the physician dispensed channel?", many of them say Obagi, despite the fact that the brand is not at all present in Brazil. And the reason for it is that many of these dermatologists from all over the world come to the U.S. for dermatologist conferences, read dermatologist journals, et cetera. I mean, we have the AAD conference in a couple of weeks in Boston. Dermatologists from all over the world come, and Obagi is, of course, present there.

Nick Clayton:

Moving to kind of what the M&A might look like moving on beyond this transaction, can you talk a little bit about what your strategy might be for whatever the next deals are? Are you approaching it more from a standpoint of trying to add on categories, or is there a particular profile of beauty brands that you think is really what you're after?

Michel Brousset:

Yeah, I mean, we're intending to be, as I say, a multi-brand group that participates in a number of categories. I think the vision we have at Waldencast is one that would cover all the beauty categories, all the different price points, and different commercialization models, right? So we're quite open to that. I think that what it would have is common characteristics, and you see even our venture portfolio and what's important at Waldencast, and it sounds silly, but we have a very strong focus on brands, brands that have an emotional, important connection with consumers. There are a lot of things that are performance marketing collections of products that masquerade themselves as brands. Now, we focus really on brands that have this important connection beyond the functional with consumers. When we look at a number of categories, we may look at, obviously, let's take makeup, or even physician dispensed, are categories where you can go much deeper, much further, but we also look at hair, we look at fragrances, we look at other categories and different price points of commercialization as well.

Nick Clayton:

And what do you think are kind of the main benefits that you're going to have as a public company being able to approach this M&A search as opposed to the way that you've done it before as an incubator, as a private investor?

Michel Brousset:

Well, I think what we offer is perhaps a third way that has been, at least so far, quite compelling to brands and founders. It's just the fact, I mean, the historic... On a stereotype of it, but the typical ways to exit historically were sell to a strategic, and it's a full cash-out, sell to…

PART 3 OF 4 ENDS [00:24:04]

Michel Brousset:

…strategic where, as an entrepreneur, as a brand or as an owner, it's a great, very valid way of going about it, but you sacrifice the upside. Basically, the strategic captures the upside of international expansion or globalization or whatever that is. And that is fine. For some brands and some owners, that's great.

Michel Brousset:

The other one was selling to private equity, and that also has its advantages and disadvantages based on that in terms of control, in terms of what you do, in terms of actual monetization. Being a public company and building the company that we were building it as a house of brands, where the independence of brands is respected, where we can globalize the brand, we can internationalize the brand, we can drive efficiency with the brand from our platform while allowing those entrepreneurs or those owners to participate in that upside by being shareholders as well of these new companies is quite compelling.

Michel Brousset:

If you sell ... I don't know ... if you do a transaction of private equity, which is a very valid thing, you own pieces of paper that are great, but they're private. You cannot sell them, you cannot trade them, et cetera. Here, you can exit at any moment if that's what you want to do. But more importantly, what we find with people is that they want to participate in that upside, and that was certainly a motivator for the partners we're bringing in as equity holders of Obagi and Milk. They are transitioning a lot of their shares into a new company because they believe that there's a one plus one equals three that will create more value that they could do on their own.

Marlena Dodd:

Great. And so, I would say it's been a rollercoaster year since you first IPOed Waldencast just over a year ago. With that being said, what would you say were the biggest lessons you took away from the experience thus far?

Michel Brousset:

Oh, it certainly has been. We are here in March, we announced the transaction in November. It's not just been this year. The world has been a bit of a rollercoaster. I think probably the most important learning in the midst of all these turbulent times is, at the end of the day, what matters most is the fundamentals, is building a great business that connects with consumers in meaningful ways, that generates real profit, that generates real cash, and focus on the things that you can control.

Michel Brousset:

What we can control with the companies is continue to build an amazing business, continue to grow it, to maintain it, make it profitable, present our story to people in ways that they can understand it. And that's, at the end, what matters. The rest, yeah, is something of concern, is something that you pay attention to, but you can't control. What you can control is the real business and real fundamentals.

Michel Brousset:

And we think that what we are putting together, a company, again, real consumers, real profitability, real growth with operators that are experienced or operators that know what they're doing, that are experts in the industry, will fundamentally matter. That's as simple as what we're looking to build, not to mention the whole ocean of potential acquisitions and value creation that way. These are very asset light, capital efficient companies. You don't have big factories, big CapEx, so it's not just profitable. They're super cash efficient. Beauty is a beautiful business.

Marlena Dodd:

And would you be able to give us an update on the timeline for the transaction?

Michel Brousset:

Well, we announced it in November, we're in the middle of the SEC review process. What we communicated, we expected to do it in the front half of 2022. Obviously, we're entering now almost Q2. We're following the SEC process and it’s moving quite well. So hopefully, we'll have something relatively soon.

Nick Clayton:

Great. And going again to what you're bringing here where you have this really unique mixture of the medically legitimized and the medical grade care, along with some of these really very new Gen-Z trends with Milk. I'm just interested in your thoughts. What are you most excited about in beauty, beyond even just these two things? What are some of the great trends you see out there that everyone should be keeping an eye on?

Michel Brousset:

There's a couple that are very exciting and very pertinent and very relevant to this. One is the skinification of everything beauty. And one of the reasons, not the only reason, but one of the reasons Obagi was so compelling is their real, true expertise on skin, and all of the skin. You can think of applications of skinification obviously into makeup. There's clear, for instance.

Michel Brousset:

The number one SKU at Milk is our primer. The primer is astringent in your skin. So there could be, you can envision in the future, a number of skin benefits that are associated to that on your foundation, on your primer, et cetera, that could come from the understanding of what you have. There are applications to categories like hair and the health of scalp and other things. So this skinification of everything beauty is becoming a very important trend.

Michel Brousset:

The second one is the convergence of technology, personalization and new solutions and new delivery systems to consumers, to just have better experiences, different, either whether it's technology, whether it's, for instance, devices, that we have an emerging, right now, a nugget of an emerging business within Obagi with devices, not consumer devices, but in-clinic devices, but also things such as the use of AI, machine learning and other ways to really personalize your experience, whether it's in skincare or whether it's in other ways. And those are exciting, new avenues for beauty and to serve consumers in better ways and more relevant ways.

Nick Clayton:

Yeah, it certainly is exciting. And frankly, here at SPACInsider, where we look at SPAC deals all day, it's also really exciting to see SPACs being used in a very different way than most deals that we come across. And so, we're certainly fascinated to continue to follow this transaction and process that you will be embarking these two companies, this combined company on, as operators moving forward. And thanks so much for taking the time to come by and talk to us.

Michel Brousset:

No, thank you for having me. It's a real pleasure.

PART 4 OF 4 ENDS [00:30:04]

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.